

July 12, 2007

Mr. Stephen P. Krill
Treasurer, The Dewey Electronics Corporation
27 Muller Rd
Oakland, NJ 07436

Re: The Dewey Electronics Corporation
Form 10-K for the fiscal year ended June 30, 2006
File No. 0-2892

Dear Mr. Krill:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or Anne McConnell, Senior Staff Accountant at (202) 551-3709, or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief